02018259

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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RECEIVED MAR 0 1 2002 WASH, D.C. 365

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49291 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Miller Tabak Roberts Securities, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**331 Madison Avenue – 12th Floor**

(No. and Street)

| **New York** | **NY** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Brett Maybrown** **(212) 370-0040**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| **787 Seventh Avenue** | **New York** | **NY** | **10019** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, ______________________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________________________, as of ____________________, 20________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

______________________________
Signature

______________________________
Title

______________________________
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Statement of Financial Condition

Miller Tabak Roberts Securities, LLC

December 31, 2001
with Report of Independent Auditors

# OATH OR AFFIRMATION

I swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Tabak Roberts Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Joel E Miller

Member of the Managing Member
Joel Miller

LOIS E. TORRES
NOTARY PUBLIC, State of New York
No. 31-4845964, Qualified in Suffolk County
Certificate Filed in New York County
Commission Expires 1-31-06

Lois E Torres

Notary Public

Miller Tabak Roberts Securities, LLC

Statement of Financial Condition

December 31, 2001

## Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

The Members of
Miller Tabak Roberts Securities, LLC

We have audited the accompanying statement of financial condition of Miller Tabak Roberts Securities, LLC (a Limited Liability Company) (the "Company") as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak Roberts Securities, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2002

# Miller Tabak Roberts Securities, LLC

## Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash | $ 46,987 |
| Due from brokers and dealers | 15,780,646 |
| Securities owned, at market value | 3,866,258 |
| Other assets | 223,813 |
| Total assets | $19,917,704 |
| | |
| **Liabilities and members' equity** | |
| Liabilities: | |
| Securities sold, not yet purchased, at market value | $ 1,987,480 |
| Accrued expenses and other liabilities | 6,588,605 |
| | 8,576,085 |
| | |
| Members' equity | 11,341,619 |
| Total liabilities and members' equity | $19,917,704 |

*See accompanying notes to statement of financial condition.*

## 1. Organization

Miller Tabak Roberts Securities, LLC ("MTR" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers Inc. MTR Capital Corp., a New York corporation is the parent company and acts as the managing member. MTR is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible and emerging market debt).

Pursuant to a clearing agreement with Bear Stearns Securities Corp. ("BSSC"), all the Company's customer transactions are cleared and carried by BSSC on a fully disclosed basis. The Company is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses a clearing broker-dealer for its customers' securities clearing.

## 2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent, however actual results could differ from these estimates.

Commissions and all securities transactions and related revenue and expenses are recorded on a trade date basis. Securities owned, investments and securities sold, not yet purchased are recorded at market value. In determining market values, securities are valued at their last sales price as of the end of the year, or if such security did not trade on such day, the value is based upon prices quoted by unaffiliated market makers that regularly trade similar securities.

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

### 3. Due From Brokers and Dealers

Due from brokers and dealers includes primarily proceeds from securities sold short, net receivables and payables for unsettled transactions, margin deposits and cash balances with the Company's clearing broker (the "Clearing Broker"). Cash at the Clearing Broker that is related to securities sold, not yet purchased, is restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. At December 31, 2001, the Company had no margin debt.

### 4. Net Capital

MTR is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness of $6,588,605 or $100,000. At December 31, 2001, MTR had net capital of $10,437,966 which was $9,998,726 in excess of the amount required.

Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the net capital rule of the SEC. On January 3, 2002, MTR distributed $6,877,000 of its undistributed earnings.

### 5. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following:

| | |
|---|---|
| Securities owned, at market value: | |
| Corporate bonds | **$3,651,746** |
| Equity securities | **214,512** |
| Options | **–** |
| | **$3,866,258** |
| Securities sold, not yet purchased, at market value: | |
| Corporate bonds | **$1,185,261** |
| Equity securities | **802,219** |
| | **$1,987,480** |

All securities owned may be pledged or resold by the clearing broker.

**6. Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk**

From time to time, MTR may trade various financial instruments and enters into various investment activities with off-balance sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities on the statement of financial condition and have market risk to the extent that MTR, in satisfying its obligation, may have to purchase securities at a higher value than that recorded on the statement of financial condition.

MTR continuously monitors its transactions with off balance sheet risk.

The clearing operations for MTR's securities are provided primarily by the Clearing Broker. At December 31, 2001, substantially all assets, including due from brokers and dealers and securities owned, are held at the Clearing Broker. In the event the Clearing Broker is unable to fulfill its obligations, the Company would be subject to credit risk. This risk is mitigated by the fact that all accounts at the Clearing Broker are fully protected by an excess securities bond issued by a major insurance provider.

MTR has agreed to indemnify its Clearing Broker for losses which may be sustained as a result of the failure of MTR customers to satisfy obligations in connection with securities transactions. As of December 31, 2001, customer obligations to the Clearing Broker were collateralized by the customers' cash and securities with a market value in excess of the obligations.

**7. Related Party Transactions**

Pursuant to a Facilities Management Agreement, MTR receives general administrative services from Miller Tabak + Co., LLC, a minority investor in MTR, including office space, furniture and equipment, office management, trading support personnel, contracting and paying for floor brokerage and clearance services and maintaining books and records (collectively, "Administrative Services"). As compensation for the Administrative Services, the Company pays a fee based on a sliding scale percentage of its net realized trading gains.

**8. Income Taxes**

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.